PAYROLL4FREE.COM, INC.

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Payroll4Free.com, Inc.
Beachwood, OH

We have reviewed the accompanying financial statements of Payroll4Free.com, Inc. (a corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 22, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com


PAYROLL4FREE.COM, INC.
BALANCE SHEET
DECEMBER 31, 2021 AND 2020
_____


	2021	**2020**
ASSETS		
CURRENT ASSETS		
Cash	$ 14,791	$ 96,695
Cash Advance to Employee	7,354	1,600
Accounts Receivable	3,302	17,544
TOTAL CURRENT ASSETS	25,446	115,838
TOTAL ASSETS	$ 25,447	$ 115,838
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Client Impounded Payroll	613,108	474,208
Accrued Expenses	60,694	24,690
Accounts Payable	27,305	32,171
TOTAL CURRENT LIABILITIES	701,107	531,069
NON-CURRENT LIABILITIES		
Related Party Note	1,840,034	1,754,613
EIDL Loan	198,564	72,200
Note Payable	96,188	95,451
PPP Loan	-	90,300
TOTAL LIABILITIES	2,835,893	2,543,633
SHAREHOLDERS' EQUITY		
Common Stock (2,000,000 Authorized;	109	107
1,092,341 issued; $.0001 par value)		
Additional Paid in Capital	313,592	265,014
Retained Deficit	(3,124,146)	(2,692,915)
TOTAL SHAREHOLDER'S EQUITY	(2,810,445)	(2,427,794)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 25,447	$ 115,838

PAYROLL4FREE.COM, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	2021	**2020**
Operating Income		
Sales	$ 271,861	$ 210,594
Gross Profit	271,861	210,594
Operating Expense		
Salaries & Wages	750,867	562,157
General & Administrative	45,877	42,193
Rent	21,602	20,836
Fees & Penalties	8,398	10,652
Legal & Professional	5,025	44,189
Selling & Marketing	1,158	7,156
	832,927	687,183
Net Loss from Operations	(561,066)	(476,589)
Other Income (Expenses)		
Other Income	144,326	-
Interest Income	-	45
Taxes	(686)	(677)
Interest Expense	(13,805)	(10,112)
Net Loss	$ (431,231)	$ (487,335)
Net Loss Per Share		
Weighted average loss per share- Basic	1,092,341	1,069,403
Net Loss per share	$ (0.39)	$ (0.46)

PAYROLL4FREE.COM, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	2021	2020
Cash Flows From Operating Activities		
Net Loss For The Period	$ (431,231)	$ (487,335)
Change in Client Impounded Payroll	138,900	(14,884)
Change in Accrued Expenses	36,004	24,690
Change in Accounts Receivable	14,242	10,554
Change in Accounts Payable	(4,866)	(5,601)
Change in Cash Advance to Employee	(5,754)	-
Net Cash Flows From Operating Activities	(252,705)	(472,576)
Cash Flows From Financing Activities		
Issuance of EIDL Loan	126,364	72,200
Proceeds from Borrowings	86,158	90,873
Increase in Additional Paid In Capital	48,578	178,669
Issuance of Common Stock	2	-
Repayment of Borrowings	-	(19,916)
Issuance/(Extinguishment) of PPP Loan	(90,300)	90,300
Net Cash Flows From Financing Activities	170,802	412,126
Cash at Beginning of Period	96,695	157,143
Net Decrease In Cash	(81,903)	(60,449)
Cash at End of Period	$ 14,791	$ 96,695

PAYROLL4FREE.COM, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	Common Stock			Additional Paid in Capital		Retained Deficit		Total Shareholders' Equity
	Number	Amount						
Balance at December 31, 2019	1,069,403	$ 107	$	86,345	$	(2,205,580)	$	(2,119,128)
Issuance of Stock				178,669				178,669
Net Loss						(487,335)		(487,335)
Balance at December 31, 2020	1,069,403	$ 107	$	265,014	$	(2,692,915)	$	(2,427,794)
Issuance of Stock	22,938	2		48,578				48,580
Net Loss						(431,231)		(431,231)
Balance at December 31, 2021	1,092,341	$ 109	$	313,592	$	(3,124,146)	$	(2,810,445)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Payroll4Free.com, Inc. ("the Company") was formed in 2013 as an Ohio limited liability corporation which later converted into a corporation in 2019. The Company's primary business has been to create internet/web-based computer software systems for lease to customers, principally long-term health care facilities. The Company modified and upgraded its product to make it usable for a wide range of industries in addition to the nursing homes for which it was originally designed. Its business model is to provide a free or very low-cost complete payroll service to smaller companies (up to 25 employees) and to charge a competitive rate to larger companies. It expects to generate revenue once the number of customers served reaches critical mass and it can sell advertising space. Its customers will view the advertising while preparing their payroll.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2021 of $431,231 and 2020 of $487,335.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through July 22, 2023 (one year after the date that the financial statements were available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates include accrued expenses as of year's end and the useful lives of any fixed assets capitalized by the Company

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

The Company charges monthly fees to subscribers to its "payroll tax service" and "direct deposit service," as well as those who exceed 25 employees. These monthly fees are recognized in the month for which access and service is to be provided and for which the subscribers have been billed. Revenues for other services are recognized as services are performed. The contracts are cancelable with 15 days notice.

Accounts Receivable

The Company charges monthly fees to subscribers to its "payroll tax service" and "direct deposit service," as well as those who exceed 25 employees. These monthly fees are recognized in the month for which access and service is to be provided and for which the subscribers have been billed. Revenues for other services are recognized as services are performed. The contracts are cancelable with 15 days notice.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Other Income-Disaster Assistance

In 2020, the Company received loan proceeds in the amount of $90,300 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provided forgivable loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The Small Business Administration (SBA) allows for cancellation of loans received under the PPP program, provided the borrower uses the loan proceeds for eligible expenses. Eligible expenses include payroll, benefits, rent, and utilities. PPP loan cancellations are generally not taxable to recipients and do not result in a reduction of deducible expenditures or other tax attributes. In 2021, PPP loan proceeds have been recognized as an income grant as it was determined that there is "reasonable assurance" that the company met the conditions for forgiveness of the loan amount.

The company recognized a cancellation of liability after payment obligations were waived from the creditor amounting to $43,618.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value

6

is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Rent

The Company occupies office space under an operating lease agreement with Galaxy Hosted Software, LLC, a related company that shares common management with Payroll4Free.com, LLC. Galaxy Hosted Software, LLC is the leaseholder. The Company pays a proportion of total rent due each month that is equivalent to the proportion of the total leased area occupied by its personnel. There are no future minimum payments due under this arrangement.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2021 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2021 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to tax information filing requirements in the State of Ohio.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- NOTES PAYABLE

Related Party Note

In 2020 and prior years, the Company drew advances against a non-interest-bearing note payable ("Related Party Note") to Galaxy Hosted Software, LLC, a party related by common majority ownership. The only source of repayment of this balance will be ultimate income earned by the Company. There is no assurance that such future repayment will be made.

Note Payable

In 2017 the Company received cash in exchange for a note ("Note Payable") to fund continuing operations. The note requires payments equal to 5% of the Company's gross revenue until the balance is paid in full.

EIDL Loan

In 2020, the Company received a Small Business Loan ("EIDL") in the amount of $72,200 (later increased to $198,564). The loan accrues at 3.75% per annum and will mature in 2050. The Company will make monthly payments to both accrued interest and principal sum of $1,011 which have been deferred until January 2023.

NOTE E- EQUITY

The Company's articles of incorporation authorize the Company to issue 2,000,000 shares of $0.0001 par value Common Stock.

The Company currently has two classes of equity outstanding.

Class A Common Shares: Class A Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Additionally, Class A Common shareholders are entitled to receive equal dividends as they are declared.

Class B Common Shares: Class B Common shareholders have the same rights as Class A Common Shares with the exception of voting rights.

As of December 31, 2021, the number of shares issued and outstanding by class was as follows:

Class A Common Stock	1,000,000
Class B Common Stock	92,341

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 22, 2022, the date that the financial statements were available to be issued.